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                                                                 [Exhibit 99(e)]

[Excerpt from NorAm First Quarter 10-Q for 1997]

G. As more fully described in the Company's 1996 Report on Form 10-K, the Company is currently working with the Minnesota Pollution Control Agency regarding the remediation of several sites on which gas was manufactured from the late 1800's to approximately 1960. The Company has made an accrual for its estimate of the costs of remediation (undiscounted and without regard to potential third-party recoveries) and, based upon discussions to date and prior decisions by regulators in the relevant jurisdictions, the Company continues to believe that it will be allowed substantial recovery of these costs through its regulated rates.

In addition, the Company has identified sites with possible mercury contamination based on the type of facilities located on these sites. The Company has not confirmed the existence of contamination at these sites, nor has any federal, state or local governmental agency imposed on the Company an obligation to investigate or remediate existing or potential mercury contamination. To the extent that any compliance costs are ultimately identified and quantified, the Company will provide an appropriate accrual and, to the extent justified based on the circumstances within each of the Company's regulatory jurisdictions, set up regulatory assets in anticipation of recovery through the ratemaking process.

On October 24, 1994, the United States Environmental Protection Agency advised MRT that it had been named a potentially responsible party under federal law with respect to a landfill site in West Memphis, Arkansas, see Note H.

On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that it had been named a potentially responsible party under state law with respect to a hazardous substance site in Shreveport, Louisiana, see Note H.

While the nature of environmental contingencies makes complete evaluation impractical, the Company is currently aware of no other environmental matter which could reasonably be expected to have a material impact on its results of operations, financial position or cash flows.

H. On August 14, 1996, an action styled Shaw vs. NorAm Energy Corp., et al. was filed in the District Court of Harris County, Texas by a purported NorAm stockholder against the Company, certain of its officers and directors and Houston Industries to enjoin the merger between the Company and Houston Industries (see Note B) or to rescind such merger and/or to recover damages in the event that the Transaction is consummated. The complaint alleges, among other things, that the merger consideration is inadequate, the Company's Board of Directors breached its fiduciary duties and that Houston Industries aided and abetted such breaches of fiduciary duties. In addition, the plaintiff seeks certification as a class action.

The Company believes that the claims are without merit and intends to vigorously defend against the lawsuit. Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of this matter will not be material.

On October 24, 1994, the United States Environmental Protection Agency advised MRT, a


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wholly-owned subsidiary of the Company, that MRT, together with a number of other companies, had been named under federal law as a potentially responsible party for a landfill site in West Memphis, Arkansas and may be required to share in the cost of remediation of this site.

However, considering the information currently known about the site and the involvement of MRT, the Company does not believe that this matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

On December 18, 1995, the Louisiana Department of Environmental Quality advised the Company that the Company, through one of its subsidiaries and together with several other unaffiliated entities, had been named under state law as a potentially responsible party with respect to a hazardous substance site in Shreveport, Louisiana and may be required to share in the remediation cost, if any, of the site. However, considering the information currently known about the site and the involvement of the Company and its subsidiaries with respect to the site, the Company does not believe that the matter will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

The Company is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters.

Management believes that the effect on the Company's results of operations, financial position or cash flows, if any, from the disposition of these matters will not be material.